Exhibit 14.2

Whistleblower Policy

General

American Rebel Holdings, Inc. Code of Ethics and Conduct (“Code”) requires directors, officers, and employees to observe high standards of business and personal ethics in the conduct of their duties and responsibilities. As employees and representatives of the organization, we must practice honesty and integrity in fulfilling our responsibilities and comply with all applicable laws and regulations.

Reporting Responsibility

It is the responsibility of all directors, officers, and employees to comply with the Code and to report violations or suspected violations in accordance with this Whistleblower Policy.

No Retaliation

No director, officer, or employee who in good faith reports a violation of the Code shall suffer harassment, retaliation, or adverse employment consequence. An employee who retaliates against someone who has reported a violation in good faith is subject to discipline up to and including termination of employment. This Whistleblower Policy is intended to encourage and enable employees and others to raise serious concerns within the organization prior to seeking resolution outside the organization.

Reporting Violations

The Code addresses the organization’s open-door policy and suggests that employees share their questions, concerns, suggestions, or complaints with someone who can address them properly. In most cases, an employee’s supervisor is in the best position to address an area of concern. However, if you are not comfortable speaking with your supervisor or you are not satisfied with your supervisor’s response, you are encouraged to speak with someone in the human resources department or anyone in management who you are comfortable approaching. Supervisors and managers are required to report suspected violations of the Code of Conduct to the organization’s compliance officer, who has specific and exclusive responsibility to investigate all reported violations. For suspected fraud, or when you are not satisfied or uncomfortable with following the organization’s open-door policy, individuals should contact the organization’s compliance officer directly.

Compliance Officer

The organization’s compliance officer is responsible for investigating and resolving all reported complaints and allegations concerning violations of the Code and, at his or her discretion, shall advise the chief executive and/or the audit committee. The compliance officer has direct access to the audit committee of the board and is required to report to the audit committee at least annually on compliance activity. The organization’s compliance officer is the chair of the audit committee.

Accounting and Auditing Matters

The audit committee of the board shall address all reported concerns or complaints regarding corporate accounting practices, internal controls, or auditing. The compliance officer shall immediately notify the audit committee of any such complaint and work with the committee until the matter is resolved.

Acting in Good Faith

Anyone filing a complaint concerning a violation or suspected violation of the Code must be acting in good faith and have reasonable grounds for believing the information disclosed indicates a violation of the Code. Any allegations that prove not to be substantiated and which prove to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense.

Confidentiality

Violations or suspected violations may be submitted on a confidential basis by the complainant or may be submitted anonymously. Reports of violations or suspected violations will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation.

Handling of Reported Violations

The compliance officer will notify the sender and acknowledge receipt of the reported violation or suspected violation within ten business days. All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.

/s/ C. Stephen Cochennet

Audit Committee Compliance Officer